BALCOR PENSION INVESTORS - VI
                                     P.O. Box 7190
                           Deerfield, Illinois 60015-7190


          May 28, 1996

          Dear Investor:

               On May 20, 1996, Walton Street Capital Acquisition Co. II, L.L.C. ("Walton Street") announced an unsolicited offer to purchase up to 456,245 (approximately 33%) of the limited partnership interests ("Units") of Balcor Pension Investors-VI (the "Partnership") at a price of $80 per Unit. Balcor Mortgage Advisors-VI ("Balcor"), your general partner, makes no recommendation and is remaining neutral with respect to this offer and suggests that you consider the following factors in making your decision to accept or reject this offer:

               1. The Partnership engaged Alex. Brown & Sons, Incorporated ("Alex. Brown") to prepare a current liquidation value of the Partnership. The Alex. Brown definition of current liquidation value assumes an orderly liquidation of the remaining assets of the Partnership over a 12 month period. The Alex. Brown value as of March 31, 1996 for Early Investors is $120 per Unit. (Note: all investors in the Partnership are deemed to be Early Investors.) This value includes the first quarter distribution which was paid in April, 1996 in the amount of $2.86 per Unit. Therefore, the net Alex. Brown value is $117.14 per Unit (the Alex. Brown opinion of value is attached to this letter). The Walton Street offer is approximately 68% of the net Alex. Brown value.

               Additionally, as you know, the Partnership receives valuations quarterly from Valuation Counselors Group and Darby & Associates ("Darby"). The Darby valuation represents the value of a Unit based upon the present value of the Partnership's projected future cash flows and the sale of the Partnership's assets by the end of 2000. As such, it is not intended to represent the value for which a Unit could be liquidated today and therefore is different from the Alex. Brown value. The Darby valuation as of March 31, 1996 is $136 per Unit and the net Darby value (after deducting the first quarter distribution of $2.86 per Unit) is $133.14. The Walton Street offer is approximately 60% of the net Darby value.

               2. The Partnership has sixteen remaining assets of which one is a mortgage loan and fifteen are operating properties. In previous communications, we indicated that our strategy was to dispose of the remaining assets in the Partnership over the next four years. We also indicated, however, that because of the current strength in the apartment acquisition market, we were marketing the Partnership's remaining residential properties for sale. In that regard, we have entered into a letter of intent to
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          sell Shoal Run and a contract to sell Hawthorne Heights
          apartments. The negotiated prices are substantially the same as the Alex. Brown valuations for such properties. If these sales are successfully completed at the current price, the resulting distribution to holders of Units will be approximately $14.30 per Unit or approximately 18% of the Walton offer price. Proceeds will be distributed to investors upon the sale or distribution of assets. No assurance can be given that the transaction with respect Hawthorne Heights apartments will be closed, that a contract will be entered into with respect to Shoal Run apartments, or what the final distribution will be if either or both of the transactions are consummated. If the current market remains favorable for sales and we can obtain appropriate prices, the liquidation time frame for this Partnership may be accelerated.

               3. As of March 31, 1996, the Partnership had cash reserves of approximately $9.24 per Unit, which represents 12% of Walton Street's offering price. This cash reserve has been adjusted to deduct the quarterly distribution of $2.86 which was declared as of March 31, 1996 and paid in mid-April, 1996. Based upon current operations, the Partnership currently expects to make a distribution of $2.00 per Unit in mid-July, 1996. If you elect to tender your Units to Walton Street, this distribution will either be paid directly to Walton Street or deducted from their offering price for your Units.

               4. The most recent issue of Partnership Spectrum (April/May 1996) indicates that the Units traded in a range from $66 to $100 during the sixty day period ended March 31, 1996, reflecting 57 trades. These prices do not reflect commissions that may be payable by the sellers to third parties, so that the actual proceeds received by a seller may be reduced. Due, in part, to the inefficiencies of these secondary markets, there can be no assurance that future secondary trades will result in similar trading prices.

               5. As noted in the Walton Street offering materials, Walton Street is making its offer with a view to making a profit, and there is accordingly a conflict between Walton Street's desire to acquire the Units at a low price and the desire of the Limited Partners to sell their Units at a high price. However, for Limited Partners who desire immediate cash, Walton Street's offer potentially provides you with an opportunity to immediately liquidate your investment in the Partnership.

               Under the terms of Walton Street's offer, they cannot, until June 17, 1996, purchase and pay for any Units tendered prior to that time, and you may withdraw Units tendered to Walton Street at any time prior to 12:00 midnight on June 17, 1996. If you wish to retain your Units, you need not take any action regarding the Walton Street offer.
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               Balcor will continue to act in the manner that Balcor
          believes is in the best interest of the Limited Partners. However, Limited Partners should consult with their personal tax and legal advisors prior to accepting the Offer and tendering their Units.

               Balcor strongly urges you to read carefully the attached
          Schedule 14D-9 for a more thorough discussion of the above and other factors. We have omitted the Exhibits to the Schedule 14D-9 but will deliver them, as well as the Partnership's Form 10-Q for the quarter ended March 31, 1996, to you at the Partnership's expense if you call 1-800-422-5267.

                                        Very truly yours,

                                        /s/Thomas E. Meador

                                        Thomas E. Meador, Chairman
                                        Balcor Mortgage Advisors-VI
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